I, Sean Adler, certify that:

(1) the financial statements of GZI HUB INC included in this Form are true and complete in all material respects; and

(2) the tax return information of GZI HUB INC included in this Form reflects accurately the information reported on the tax return for GZI HUB INC filed for the fiscal year ended Dec 31st, 2020.

Sean M. Adler

Sean Adler
CEO

6th, Aug 2021

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.